FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                             HSBC HOLDINGS PLC
                        2005 FINAL RESULTS - HIGHLIGHTS

   - Total operating income up 10 per cent to US$61,704 million (US$55,988 million in 2004).

    For the year:

   - Net operating income up 10 per cent to US$49,836 million (US$45,162 million in 2004).

   - Group pre-tax profit up 11 per cent to US$20,966 million (US$18,943 million in 2004).

   - Profit attributable to shareholders of the parent company up 17 per cent to US$15,081 million (US$12,918 million in 2004).

   - Return on average invested capital of 15.9 per cent (15.0 per cent in 2004).

   - Earnings per share up 15 per cent to US$1.36 (US$1.18 in 2004).

    Dividend and capital position:

   - Fourth interim dividend for 2005 of US$0.31 per share, an increase of 15 per cent; total dividends declared in respect of 2005 of US$0.73 per share, an increase of 11 per cent over 2004.

   - Tier 1 capital ratio of 9.0 per cent and total capital ratio of 12.8 per cent.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$20,966 MILLION

HSBC made a profit before tax of US$20,966 million, an increase of US$2,023 million, or 11 per cent, over 2004.

Net interest income of US$31,334 million was US$235 million, or 1 per cent, higher than 2004.

Net operating income before loan impairment charges and other credit risk provisions of US$57,637 million was US$6,284 million, or 12 per cent, higher than 2004.

Operating expenses of US$29,514 million rose US$3,027 million, or 11 per cent, compared with 2004. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 9 per cent.

HSBC's cost efficiency ratio was 51.2 per cent compared with 51.6 per cent in 2004.

Loan impairment charges and other credit risk provisions were US$7,801 million in 2005, US$1,610 million higher than 2004.

The tier 1 capital and total capital ratios for the Group remained strong at 9.0 per cent and 12.8 per cent, respectively, at 31 December 2005.

The Group's total assets at 31 December 2005 were US$1,502 billion, an increase of US$222 billion, or 17 per cent, since 31 December 2004.

Financial statements for the year to 31 December 2005 are prepared in accordance with current IFRSs. Comparative figures for 2004 are also prepared under IFRSs but reflect transition arrangements on the move to reporting under IFRSs and therefore individual lines may not be strictly comparable. In particular, comparative figures do not reflect the impact of IAS 32 'Financial Instruments:
Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' (see Note 1 'Accounting policies' on page 16).

Geographical distribution of results


                                           Year ended        Year ended

Figures in US$m                               31Dec05           31Dec04
Profit before tax
                                                    %                 %
Europe                                 6,356     30.3    5,756     30.4
Hong Kong                              4,517     21.5    4,830     25.5
Rest of Asia-Pacific                   2,574     12.3    1,847      9.8
North America                          6,872     32.8    6,070     32.0
South America                            647      3.1      440      2.3
                                      20,966    100.0   18,943    100.0

Tax expense                           (5,093)           (4,685)

Profit for the year                   15,873            14,258

Profit attributable to shareholders
  of the parent company               15,081            12,918

Profit attributable to minority
  interests                              792             1,340


Distribution of results by customer group

                                           Year ended        Year ended
Figures in US$m                               31Dec05           31Dec04
Profit before tax
                                                    %                 %
Personal Financial Services            9,904     47.2    8,497     44.9
Commercial Banking                     4,961     23.7    4,057     21.4
Corporate, Investment Banking
  and Markets                          5,163     24.6    5,288     27.9
Private Banking                          912      4.4      697      3.7
Other                                     26      0.1      404      2.1
Total                                 20,966    100.0   18,943    100.0


Comment by Sir John Bond, Group Chairman

Our results reflect our success in growing revenues and improving productivity, in line with our Managing for Growth strategic plan. They are a tribute to the talents and dedication of the 284,000 people who work for HSBC in meeting our customers' needs. Overall, 2005 was a year of sustained progress for HSBC and our all round performance during the last three years has brought impressive returns to our shareholders.

We grew profit attributable to shareholders by 17 per cent to US$15.1 billion. This represents US$1.36 per share, an increase of 15 per cent. Our earnings remained well diversified both geographically and by customer group. We have continued to invest in the future of our business, particularly the growth of our personal financial services in Asia, but at the same time we improved productivity as the level of expenditure on the development of our investment banking businesses passed its peak. We also achieved good growth and further efficiencies in our core UK personal and commercial banking businesses. Worldwide, we grew our commercial banking business strongly on the back of recent investment. For the year as a whole, revenue growth of 12 per cent exceeded cost growth by 1 percentage point. A strong second half performance reversed a 4 percentage point deficit at the interim stage.

The Board has declared a fourth interim dividend of US$0.31 per share taking the total dividend in respect of 2005 to US$0.73 per share, an increase of 10.6 per cent over the dividends for 2004. The dividend is payable on 11 May 2006 to shareholders on the register on 24 March 2006, with a scrip dividend alternative available for shareholders who prefer this option.

The business climate
Economic conditions in 2005 reflected the growing impact of globalisation and the imbalance between resource producers and consumers. International trade flows were dominated by China's growing share of world manufacturing and by further increases in commodity prices, notably energy prices. Trade in services continued to expand, partly reflecting India's growing role. Other emerging markets such as Mexico, Turkey and eastern Europe benefited from their proximity to the major consumer markets and from continued foreign investment. Resource rich countries such as Australia, Brazil and Canada enjoyed the strong global demand for commodities. Liquidity in the oil exporting countries from higher oil prices fuelled major infrastructure investment and, through the recycling of petro-dollars, boosted asset prices elsewhere in the world. The US current account deficit widened further as strong domestic demand and higher energy prices raised the value of US imports.

Worldwide consumer spending remained resilient, supporting economic expansion. Risk premia fell across most asset classes as investors sought higher yields which in turn led to increased enthusiasm for emerging markets. The world's best performing stock markets included Japan, where domestic growth recovered, and a range of emerging markets, for example Egypt, Saudi Arabia, Russia and Turkey.

Core businesses, new initiatives
HSBC's core businesses in the US, Hong Kong and the UK produced robust performances and we made good progress in a number of key areas of focus. In particular, we stabilised the risk adjusted margins in our consumer finance business in the US. We held costs flat and significantly increased revenues in our UK personal and commercial businesses. We improved deposit spreads in Hong Kong during the course of the year. We achieved robust growth in global transaction banking for corporate clients on the back of strong trade flows and we obtained our best ever ranking in foreign exchange surveys and debt capital markets league tables. We also grew our loan books without materially changing the risk profile of the portfolio.

Technology remains the key to productivity improvements and to increasing our coverage in many markets without the need for establishing a significant physical presence. At the same time, the investments we have made during the last decade in developing HSBC's geographical coverage and product capabilities and in building our brand, allowed us to benefit from the prevailing economic conditions in many of our major markets and to capture returns for our shareholders from an ever more diversified revenue base. In addition to the performance of our core businesses, we achieved incremental revenues from a number of new or developing areas. For example:

- Our operations in mainland China performed well in 2005. We expanded our branch network and we retain the largest presence in China of any international bank. In addition, the contribution to earnings from our strategic investments continued to grow. Those in Bank of Communications, Industrial Bank, Ping An Group and Bank of Shanghai accounted for over 70 per cent of our earnings in mainland China in 2005. With the addition of HSBC Jintrust Fund Management Co Ltd to our holdings, HSBC is well placed to benefit from China's continued economic development and from the liberalisation of its financial services sector which membership of the WTO will bring.

- In India, we expanded our global resourcing activities including increasing our largest IT development centre to 2,500 people. We also used our expertise and knowledge of the country to build the world's largest equity investment fund focused on India. Through a combination of third party and internal distribution we have grown the GIF Indian Equity fund from US$2.6 billion in 2004 to US$4.7 billion at the end of 2005.

- We achieved record results in Mexico, Turkey and the Middle East, increasing their aggregate contribution to the Group's profit before tax by US$490 million, or 42 per cent. The results reflected the benefits of co-operation with other parts of the HSBC Group in areas as varied as consumer finance, capital markets, payments and cash management, Amanah (Islamic) finance and insurance.

- Exceptional liquidity in the Middle East generated strong investment flows. Our businesses in Saudi Arabia and Dubai more than doubled commissions from retail brokerage. HSBC also advised on many outward investments by clients in the region, including Dubai International Capital's acquisition of Tussauds Group for US$1.5 billion in the UK. We also benefited from regional growth in infrastructure spending, notable assignments including the Shuaibah and Taweelah water and power projects in Saudi Arabia and Abu Dhabi respectively.

- The worldwide fall in risk premia generated strong demand for the higher yields available from emerging markets and structured products. In addition to the GIF Indian Equity fund described above, our GIF BRIC (Brazil, Russia, India and China) Freestyle fund, also managed by HSBC Halbis Partners, attracted considerable support, growing from US$21 million, to US$2.1 billion, during the course of 2005. HSBC brought a growing number of initial public offerings to investors, notably the Polish gas company PGNiG, Middle Eastern telecom provider Investcom and three of the five largest in Hong Kong this year, including Bank of Communications. In addition, HSBC used its experience in emerging markets to advise on a number of cross-border deals, most notably Bank of America's US$3 billion investment in China Construction Bank.

- Exceptional liquidity in private equity markets afforded us opportunities to realise attractive gains on historical investments and to refinance companies with expensive capital structures.

- Responding to demand from the investment markets, we achieved significant growth across all businesses in the manufacture and distribution of bespoke products and solutions, mainly for corporate clients. In Global Markets we grew market share significantly and profitably in complex derivative products, reflecting recent investment in this area. Sinopia, the Group's specialist manager of quantitative, structured and guaranteed investment products delivered 80 per cent growth in revenues.

- Strong investment flows into emerging market equities and into alternative investment funds, brought significant growth in the Group's sub-custody and clearing business, where we are particularly strong in Asia. They also benefited our fund administration business, which was well positioned to meet clients' service requirements for traditional and alternative investments, following the integration of Bank of Bermuda. Revenue growth exceeded 40 per cent in our sub-custody business, and 25 per cent in the global custody and fund administration business.

Benign credit conditions
Throughout 2005, credit conditions remained broadly favourable, particularly in the US which, despite steadily rising interest rates, experienced continued economic growth, lower unemployment and rising wages. Due to the effect of hurricanes and accelerated bankruptcy filings ahead of a change in the law, credit charges in the US initially increased during the second half but are now returning to more normal levels.

In the UK, 2005 saw a significant rise in personal bankruptcies following an earlier relaxation in the law and a general expansion in credit availability. In response to the increased levels of personal credit charges, the steps we took on both underwriting and collection processes began to have a positive effect during the second half. Furthermore, HSBC has been at the forefront of efforts in the UK to broaden access to information sharing in order to strengthen responsible lending practices.

Worldwide, corporate credit performance was strong with net recoveries in the large corporate sector and a low level of charges in the commercial banking sector. These conditions may not prove sustainable.

Corporate, Investment Banking and Markets
We are a little more than half way through our five year strategic plan for developing our Corporate, Investment Banking and Markets business and we are progressing well and gaining momentum in the areas of investment. Cost growth peaked during the year and there is clear evidence of positive client response to our expanded product capabilities.

We have established leadership positions in foreign exchange, ('FX') in transaction banking, in project and export finance, and in funds administration. We have developed strongly and gained market share in debt capital markets globally, and in government bond trading in Europe. In higher added value products our significant investment in quantitative skills and support systems has been rewarded with strong growth in market share in FX options and structured derivatives.

Our investment in recruiting a number of senior advisory bankers significantly increased our coverage of major corporate relationships, building on the foundations already in place and expanding the range of opportunities available.

Organic investment
With considerable excess capital in the banking sector and relatively few investment opportunities available, prices for potential acquisitions were high in 2005. In line with our strategy, we concentrated on organic growth. We made only two significant investments in the year. We doubled our stake in Ping An Insurance in China, in August, to 19.9 per cent, at a cost of US$1.0 billion. In December we completed the acquisition of Metris, a US-based sub-prime credit card business with four million clients, and complementary to HSBC Finance, for US$1.6 billion.

During the last 12 months, organic investment has created some exciting opportunities for the future. For example, in the US we launched a national direct online savings product. By December this was attracting deposits at the rate of US$75 million per week and had garnered US$1 billion in total. In Asia, we expanded our card base to reach 10.3 million cards with 2.1 million cards added during the year.

We established consumer finance operations in Argentina, Australia and India, while in Mexico we launched several new products including 'Tu Cuenta' an integrated current account, deposit and card product, which has attracted some 2,300 customers per day since its launch in February. In Turkey, our Personal Financial Services business reported a three-fold increase in pre-tax profits, reflecting strong organic growth and an increase in customers to 2.2 million.

Group Private Banking grew strongly in all regions; net new money inflows were US$35.7 billion. We continued to invest in Asia, particularly in India, Japan and Taiwan and we expanded our support of clients from mainland China. In Europe we established regional offices in the UK, France and Russia, and we also expanded our geographical presence in the US.

We continued to release capital through the sale of interests which lay outside our core business or which lacked critical mass. These included the disposal of the support functions of our fleet management business in the UK and the contribution of our Asian merchant acquiring business into a joint venture. In aggregate, we realised disposal gains of US$652 million in 2005. Last month we announced completion of the sale of our 21.16 per cent interest in Laiki Group for a consideration of US$235 million and the sale of 7.19 per cent from our interest in UTI Bank for US$142 million. A profit on sale of US$170 million will be included in our results for the first half of 2006 from these disposals.

Outlook
In the near term, the outlook is encouraging. The world economy continues to grow steadily. The US economy is strong, the UK resilient, Japan and Germany are recovering and the emerging markets are buoyant.

Longer term prospects are more uncertain. Apart from the possibility, however remote, of a sudden shock to the world's financial system, we remain concerned about the unprecedented level of trade imbalances. Similarly, the implications of demographic change and of ageing populations for financial markets and businesses will be profound. It is inevitable that, at some stage, a process of adjustment will begin but the timing is open to question. So far, the financial markets are taking a benign view of these potential sources of instability.

Progressively, globalisation is forcing countries and businesses operating within them to re-evaluate their comparative advantages and to adjust to a world in which emerging markets compete not only in terms of cost but also in skills and technology. The globalisation of the services industry, spurred on by new technologies and the rapid fall in communication costs, will afford huge opportunities but also pose significant challenges to many areas of economic activity including financial services. Incipient protectionism, resulting from a reluctance to face up to the new competitive realities, remains a threat to the continuing growth of the world economy.

In certain mature markets, under-funded pension plans threaten to become a drain on companies' resources. Combined with the rising cost of long-term healthcare they pose a considerable challenge to policy makers. Continuing productivity growth is therefore increasingly important. Only if it is achieved will financial markets be able to offer returns with a meaningful premium to the risk-free rate embodied in government debt. Without such productivity gains and associated financial returns the affordability of pension and healthcare promises will become increasingly burdensome. The challenge to society of managing the equitable distribution of wealth created between competing generations may well become one of the most pressing of the next decade.

In this environment HSBC, with its unique international footprint, is determined to continue to deliver profitable growth and value to its several constituencies. Success ensures that we can offer good employment prospects to an ever more diverse workforce. It means that we can afford to continue to invest in expanding the platforms by which we deliver services to our customers. It enables us to contribute to the savings and retirement needs of those who invest in HSBC directly, or indirectly through pension plans and investment funds.

Building on our achievements, our priority for the rest of 2006 is to continue to implement our Managing for Growth strategy. We will achieve this by being distinctive, reinforcing our brand values of trust and integrity in all our dealings with customers. We will make ourselves even more relevant by broadening the product, channel and geographical coverage we offer. Furthermore, we will ensure that the scale and complexity needed to compete successfully will be seamless from the perspective of our customers and manageable from that of our colleagues.

Our businesses in Asia, Turkey, Mexico, Brazil and the Middle East see strong opportunities for growth on the back of investments already made. We also see opportunities to strengthen our position in our franchises in the UK, Hong Kong, North America and France. We believe there is growing momentum from the development of our new business streams within Corporate, Investment Banking and Markets businesses. Overall, HSBC is well positioned for further growth.


      2004            Year ended 31Dec                         2005
      US$m                                               US$m          GBPm           HK$m

            For the year
   18,943   Profit before tax                         20,966      11,531        163,073
            Profit attributable to shareholders of
   12,918    the parent company                       15,081       8,295        117,300
    6,932   Dividends                                  7,750       4,263         60,280
            At year-end
   85,522   Total shareholders' equity                92,432      53,704        716,718
   90,780   Capital resources                        105,449      61,266        817,652
  777,127   Customer accounts and deposits by banks  809,146     470,112      6,274,118
1,279,974   Total assets                           1,501,970     872,645     11,646,275
  759,210   Risk-weighted assets                     827,164     480,582      6,413,830

      US$   Per share                                    US$         GBP            HK$
     1.18   Basic earnings                              1.36        0.75          10.58
     1.17   Diluted earnings                            1.35        0.74          10.50
     0.63   Dividends^                                  0.69        0.38           5.36
     7.66   Net asset value                             8.16        4.74          63.27

            Share information
   11,172m  US$0.50 ordinary shares in issue          11,334m
   US$190bn Market capitalisation                     US$182bn
  GBP8.79   Closing market price per share           GBP9.33
                                                      Over 1      Over 3         Over 5
                                                        year       years          years
            Total shareholder return to 31Dec05^^      111.3       158.8          121.2
            Benchmarks: FTSE 100                       120.8       158.4          105.9
                        MSCI World                     123.1       159.1           99.1

^  The fourth interim dividend for 2005 of US$0.31 per share is translated at the closing rate on 31 December 2005 (see note 11 on page 28). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 2 May 2006 (see Note 2 on page 16). Under IFRSs accounting rules, the dividend per share of US$0.69 shown in the accounts is the total of the dividends declared during 2005. This represents the fourth interim dividend for 2004 and the first, second and third interim dividends for 2005. As the fourth interim dividend for 2005 was declared in 2006 it will be reflected in the accounts for 2006.
^^ Total shareholder return ('TSR') is as defined in the Annual Report and
   Accounts 2005 on page 220.

     2004                  Year ended 31 Dec                              2005

            Performance ratios (%)

     15.0   Return on average invested capital^                           15.9

     16.3   Return on average total shareholders' equity                  16.8

     1.14   Post-tax return on average total assets                       1.06

     2.13   Post-tax return on average risk-weighted assets               2.01

            Efficiency and revenue mix ratios

     51.6   Cost efficiency ratio                                         51.2

            As a percentage of total operating income:

     55.5   - Net interest income                                         50.8

     23.1   - Net fee income                                              23.4

      5.0   - Net trading income                                           9.5

            Capital ratios

      8.9   - Tier 1 capital                                               9.0

     12.0   - Total capital                                               12.8

^  Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

Consolidated Income Statement

        31Dec04                                                         Year ended 31Dec05
           US$m                                                  US$m         GBPm         HK$m

         50,471      Interest income                           60,094       33,052      467,411
        (19,372)     Interest expense                         (28,760)     (15,817)    (223,694)
         31,099      Net interest income                       31,334       17,235      243,717
         15,902      Fee income                                17,486        9,617      136,006
         (2,954)     Fee expense                               (3,030)      (1,666)     (23,567)
         12,948      Net fee income                            14,456        7,951      112,439
                     Trading income excluding net interest
          2,786       income                                    3,656        2,011       28,436
              -      Net interest income on trading activities  2,208        1,214       17,174
          2,786      Net trading income                         5,864        3,225       45,610
              -      Net income from financial instruments
              -       designated at fair value                  1,034          569        8,042
                     Net investment income on assets backing
          1,012       policyholders' liabilities                    -            -            -
                     Gains less losses from financial
            540       investments                                 692          381        5,382
            622      Dividend income                              155           85        1,206
          5,368      Net earned insurance premiums              5,436        2,990       42,280
          1,613      Other operating income                     2,733        1,502       21,256
         55,988      Total operating income                    61,704       33,938      479,932

                     Net insurance claims incurred and
         (4,635)      movement in policyholders' liabilities   (4,067)      (2,237)     (31,633)
                     Net operating income before loan
                      impairment charges and other credit
         51,353       risk provisions                          57,637       31,701      448,299
                     Loan impairment charges and other
         (6,191)      credit risk provisions                   (7,801)      (4,290)     (60,677)
         45,162      Net operating income                      49,836       27,411      387,622

        (14,523)     Employee compensation and benefits       (16,145)      (8,880)    (125,576)
         (9,739)     General and administrative expenses      (11,183)      (6,150)     (86,977)
                     Depreciation of property, plant and
         (1,731)      equipment                                (1,632)        (898)     (12,694)
           (494)     Amortisation of intangible assets           (554)        (305)      (4,309)
        (26,487)     Total operating expenses                 (29,514)     (16,233)    (229,556)
         18,675      Operating profit                          20,322       11,178      158,066
                     Share of profit in associates and joint
            268       ventures                                    644          353        5,010
         18,943      Profit before tax                         20,966       11,531      163,076
         (4,685)     Tax expense                               (5,093)      (2,800)     (39,616)
         14,258      Profit for the year                       15,873        8,731      123,460
                     Profit attributable to shareholders of
         12,918       the parent company                       15,081        8,295      117,300
                     Profit attributable to minority
          1,340       interests                                   792          436        6,160

Consolidated Balance Sheet

  At 31Dec04                                                          At 31Dec05
        US$m                                                 US$m        GBPm           HK$m

               ASSETS

       9,944   Cash and balances at central banks          13,712       7,967        106,323
       6,338   Items in the course of collection from      11,300       6,565         87,620
                other banks
               Hong Kong Government certificates of
      11,878    indebtedness                               12,554       7,294         97,344
     122,160   Trading assets                             190,257     110,539      1,475,251
               Trading assets which may be repledged or
           -    resold by counterparties                   42,652      24,781        330,724
           -   Financial assets designated at fair value   15,046       8,742        116,667
      32,190   Derivatives                                 73,928      42,952        573,238
     143,449   Loans and advances to banks                125,965      73,186        976,733
     672,891   Loans and advances to customers            740,002     429,941      5,737,975
     185,332   Financial investments                      176,301     102,431      1,367,038
               Financial investments which may be
           -    repledged or resold by counterparties       6,041       3,510         46,842
       3,441   Interests in associates and joint ventures   7,249       4,212         56,209
      34,495   Goodwill and intangible assets              33,200      19,289        257,433
      15,624   Property, plant and equipment               15,206       8,835        117,907
      23,077   Other assets                                26,596      15,452        206,225
      19,155   Prepayments and accrued income              11,961       6,949         92,746
   1,279,974   Total assets                             1,501,970     872,645     11,646,275

  At 31Dec04                                                          At 31Dec05
        US$m                                                 US$m        GBPm           HK$m

               LIABILITIES AND EQUITY

               Liabilities
      11,878   Hong Kong currency notes in                 12,554       7,294         97,344
                circulation
      84,055   Deposits by banks                           69,727      40,511        540,663
     693,072   Customer accounts                          739,419     429,601      5,733,455
               Items in the course of transmission to
       5,301    other banks                                 7,022       4,080         54,449
      46,460   Trading liabilities                        174,365     101,306      1,352,024
               Financial liabilities designated at fair
           -    value                                      61,829      35,923        479,422
      34,988   Derivatives                                 74,036      43,015        574,075
     211,721   Debt securities in issue                   188,072     109,271      1,458,310
       6,475   Retirement benefit liabilities               4,869       2,829         37,754
      20,581   Other liabilities                           26,515      15,405        205,597
               Liabilities under insurance contracts
           -    issued                                     14,144       8,218        109,673
               Liabilities to policyholders under
      19,190    long-term assurance business                    -           -              -
      16,499   Accruals and deferred income                12,689       7,372         98,391
               Provisions
       1,435   - Deferred tax                                 530         308          4,110
       2,636   - Other provisions                           1,436         834         11,135
      26,486   Subordinated liabilities                    16,537       9,608        128,228
   1,180,777   Total liabilities                        1,403,744     815,575     10,884,630

               Equity
       5,587   Called up share capital                      5,667       3,293         43,942
       4,881   Share premium account                        6,896       4,007         53,472
      25,622   Other reserves                              23,646      13,738        183,351
      49,432   Retained earnings                           56,223      32,666        435,953
      85,522   Total shareholders' equity                  92,432      53,704        716,718
      13,675   Minority interests                           5,794       3,366         44,927
      99,197   Total equity                                98,226      57,070        761,645
   1,279,974   Total equity and liabilities             1,501,970     872,645     11,646,275

Consolidation Statement of Recognised Income and Expense

        2004                             Year ended 31Dec                               2005
        US$m                                                                            US$m

                Available-for-sale investments:
           -      - Fair value losses taken to equity                                   (400)
           -      - Fair value gains transferred to income statement on disposal
                      or impairment                                                     (240)
                Cash flow hedges:
           -      - Fair value changes taken to equity                                   (92)
           -      - Fair value changes transferred to income statement                  (106)
           -    Share of changes in equity of associates and joint ventures              161
                Exchange differences arising on net investments in foreign
       3,720      operations                                                          (4,257)
        (731)   Actuarial losses on post-employment benefits                            (812)
       2,989                                                                          (5,746)
         319    Net deferred tax on items taken directly to equity                       437
      14,258    Profit for the year                                                   15,873
      17,566    Total recognised income and expense for the year                      10,564

                Effect of change in accounting policy
                IFRSs transition adjustment at 1 January 2005
           -      - Available-for-sale fair value reserve                              1,919
           -      - Cash flow hedging reserve                                            410
           -      - Foreign exchange reserve                                             686
           -      - Retained earnings                                                 (1,762)
           -      - Minority interests                                               (10,077)
      17,566                                                                           1,740

                Total recognised income and expense for the year attributable to:
      15,743      - Shareholders of the parent company                                 9,912
       1,823      - Minority interests                                                   652
      17,566                                                                          10,564



Consolidated Cash Flow Statement
                                                                           Year ended 31Dec
                                                                         2005          2004
                                                                         US$m          US$m
Cash flows from operating activities
Profit before tax                                                      20,966        18,943
Adjustments for:
Non-cash items included in net profit                                   1,358           368
Change in operating assets                                            (82,710)     (124,299)
Change in operating liabilities                                        70,933       178,014
Elimination of exchange differences                                     2,315        (8,664)
Net gain from investing activities                                       (692)         (540)
Share of profits in associates and joint ventures                        (644)         (268)
Dividends received from associates                                        114           127
Tax paid                                                               (4,619)       (3,784)
Net cash from operating activities                                      7,021        59,897

Cash flows from investing activities
Purchase of financial investments                                    (378,103)     (330,917)
Proceeds from the sale of financial investments                       368,696       315,437
Purchase of property, plant and equipment                              (2,887)       (2,830)
Proceeds from the sale of property, plant and equipment                   620           371
Purchase of intangible assets                                            (849)         (108)
Net cash outflow from acquisition of and increase in stake of
 subsidiaries                                                          (1,662)       (2,431)
Net cash inflow from disposal of subsidiaries                             705            27
Net cash outflow from acquisition of and increase in stake of
 associates                                                            (2,569)       (2,122)
Proceeds from disposal of associates                                      422           212
Net cash used in investing activities                                 (15,627)      (22,361)

Cash flows from financing activities
Issue of ordinary share capital                                           690           581
Issuance of preference shares                                           1,298             -
Net purchases and sales of own share for market-making purposes           (55)           98
Purchases of own shares to meet share awards and share option awards     (766)         (345)
Own shares released on vesting of share awards and exercise of options    277           159
Decrease in non-equity minority interests                                   -         1,480
Subordinated loan capital issued                                        2,093         6,021
Subordinated loan capital repaid                                       (1,121)       (1,740)
Dividends paid to the shareholders of the parent company               (5,935)       (4,425)
Dividends paid to minority interests - equity                            (508)         (664)
                                     - non-equity                           -          (548)
Net cash (used in)/from financing activities                           (4,027)          617
Net(decrease)/increase in cash and cash equivalents                   (12,633)       38,153
Cash and cash equivalents at 1 January                                160,956       117,558
Exchange differences in respect of cash and cash equivalents           (7,016)        5,245
Cash and cash equivalents at 31December                               141,307       160,956


Additional Information

1. Accounting policies

For all periods up to and including the year ended 31 December 2004, HSBC prepared its consolidated financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). From 1 January 2005, HSBC has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the EU and effective for HSBC's reporting for the year ended 31 December 2005.

In preparing its consolidated financial statements, HSBC has elected to take advantage of certain transitional provisions within IFRS 1 'First-time Adoption of International Financial Reporting Standards' ('IFRS 1') which offer exemption from presenting comparative information or applying IFRSs retrospectively. The most significant of these provisions is the exemption from presenting comparative information in accordance with IAS 32 'Financial Instruments:
Presentation', IAS 39 'Financial Instruments: Recognition and Measurement', IFRS 4 'Insurance Contracts' and disclosures under IFRS 7 'Financial Instruments:
Disclosure'.

IFRSs accounting policies applicable to the consolidated financial statements can be found in Notes 1 and 2 of the Annual Report and Accounts.

2. Dividend

On 6 March 2006, the Directors declared a fourth interim dividend for 2005 of US$0.31 per ordinary share. The dividend will be payable on 11 May 2006, to shareholders on the Register at the close of business on 24 March 2006. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 2 May 2006, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 4 April 2006, and elections will be required to be made by 27 April 2006. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 31 December 2005.

The dividend on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 11 May 2006 to the holders of record on 24 March 2006. The dividend will be payable in cash, in euros at the exchange rate on 2 May 2006, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 22 March 2006 and 29 March 2006.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 11 May 2006 to holders of record on 24 March 2006. The dividend of US$1.55 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 31 March 2006, and elections will be required to be made by 17 April 2006. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 22 March 2006 and in Paris on 27 March 2006. The ADSs will be quoted ex-dividend in New York on 22 March 2006.


3. Earnings and dividends per share
                                                         Year ended
                                                   31Dec05         31Dec04

Basic earnings per share                              1.36            1.18

Diluted earnings per share                            1.35            1.17

Dividends per share                                   0.69            0.63

Dividend pay out ratio^                                 51%             53%

^ Dividends per share expressed as a percentage of earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$15,060 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,038 million shares (2004: earnings of US$12,918 million and 10,907 million shares).

                                                        Year ended
Figures in US$m                                    31Dec05      31Dec04

Profit attributable to shareholders of the
  parent company                                    15,081       12,918
Dividend payable on preference shares
  classified as equity                                 (21)           -
Profit attributable to the ordinary
  shareholders of the parent company                15,060       12,918



Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares in 2005 of 11,171 million shares (2004: 11,054 million shares).



4. Taxation
                                                          Year ended
Figures in US$m                                    31Dec05          31Dec04

UK corporation tax charge                              692              716

Overseas taxation                                    3,993            2,856

Current taxation                                     4,685            3,572

Deferred taxation                                      408            1,113

Total charge for taxation                            5,093            4,685

Effective tax rate                                    24.3%            24.7%


HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 30 per cent (2004: 30 per cent). Overseas tax included Hong Kong profits tax of US$639 million (2004: US$539 million) provided at the rate of 17.5 per cent (2004: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.


Analysis of overall tax expense
                                                         Year ended
Figures in US$m                                    31Dec05        31Dec04

Taxation at UK corporate tax rate of 30%
  (2004: 30 per cent)                                6,290          5,683

Impact of overseas profits in principal locations
  taxed at different rates                            (342)          (347)
Tax-free gains                                        (220)           (64)
Adjustments in respect of prior period liabilities    (187)          (229)
Deductible innovative tier 1 capital expense
  presented below pre-tax profit                         -           (192)
Low income housing credits                            (110)           (95)
Other items                                           (145)             9
Impact of profits from associates and joint ventures  (193)           (80)
Overall tax charge                                   5,093          4,685

5. Capital resources
                                                At 31Dec05     At 31Dec04
Capital ratios (%)

Total capital ratio                                   12.8           12.0
Tier 1 capital ratio                                   9.0            8.9

Composition of capital

Figures in US$m

Tier 1:
  Shareholders' funds                               92,432         86,623
  Minority interests and preference shares           6,741          4,253
  Innovative tier 1 securities                       9,383         10,077
  Less: Goodwill capitalised and intangible assets (32,821)       (31,190)
        Other regulatory adjustments^               (1,332)        (2,504)
Total qualifying tier 1 capital                     74,403         67,259

Tier 2:
  Reserves arising from revaluation of property
  and unrealised gains in AFS equities               1,593          2,660
  Collective impairment allowances                   8,749              -
  General provisions                                     -          2,624
  Perpetual subordinated debt                        3,640          3,670
  Term subordinated debt                            24,519         21,373
  Minority and other interests in
  tier 2 capital                                       425            519
Total qualifying tier 2 capital                     38,926         30,846

Unconsolidated investments                          (6,437)        (6,361)
Investments in other banks                          (1,147)          (799)
Other deductions                                      (296)          (165)
Total capital                                      105,449         90,780

Total risk-weighted assets                         827,164        759,210



The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5 ('Implications of a Changing Accounting Framework'). The comparative figures as at 31 December 2004 have not been restated to reflect the implementation of IFRSs and FSA policy statement PS05/5.

^ Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA's policy statement PS05/5.

6. Notes on cash flow statement


                                                              Year ended
Figures in US$m                                       31Dec05            31Dec04

(a) Non-cash items included in net profit
Depreciation and amortisation                           2,213              2,225
Revaluations on investment property                      (201)                 -
Loan impairment losses                                  7,801              6,191
Loans written off net of recoveries                    (8,549)            (7,931)
Provisions                                                327              1,181
Provisions utilised                                      (327)            (1,018)
Impairment of financial investments                         -               (105)
Accretion of discounts and amortisation of premiums      (446)              (175)
Issue of share options                                    540                  -
                                                        1,358                368

(b) Change in operating assets
Change in prepayments and accrued income                7,121             (5,329)
Change in net trading securities and net derivatives    4,940              2,695
Change in loans and advances to banks                     307             10,825
Change in loans and advances to customers             (71,107)          (130,228)
Change in financial assets designated at fair value   (15,048)                 -
Change in other assets                                 (8,923)            (2,262)
                                                      (82,710)          (124,299)

(c) Change in operating liabilities
Change in accruals and deferred income                 (3,810)             2,578
Change in deposits by banks                           (14,328)            12,187
Change in customer accounts                            46,394            104,877
Change in debt securities in issue                    (19,047)            52,256
Change in financial liabilities designated at
  fair value                                           61,837                  -
Change in other liabilities                              (113)             6,116
                                                       70,933            178,014

(d) Cash and cash equivalents comprise
Cash and balances at central banks                     13,712              9,944
Items in the course of collection from other banks     11,300              6,338
Loans and advances to banks of one month or less      100,527            117,658
Treasury bills, other bills and certificates of
  deposit less than three months                       22,790             32,317
Less: items in the course of transmission to
  other banks                                          (7,022)            (5,301)
                                                      141,307            160,956

7. Loan impairment charges

                            2005 Half-year ended                    2004 Half-year ended
Figures in US$m            30Jun          31Dec        2005      30Jun           31Dec       2004
By category:

Loan impairment charge

Individually assessed
  impairment allowances:
    - New allowances         810            922       1,732          -               -          -
    - Releases and
      recoveries            (648)          (541)     (1,189)         -               -          -
                             162            381         543          -               -          -
Collectively assessed
  impairment allowances:
    - New allowances       3,594          4,814       8,408          -               -          -
    - Releases and
      recoveries            (469)          (622)     (1,091)         -               -          -
                           3,125          4,192       7,317          -               -          -
Specific provisions:
    - New allowances           -              -           -      4,134           4,739      8,873
    - Releases and
      recoveries               -              -           -     (1,136)         (1,044)    (2,180)
                               -              -           -      2,998           3,695      6,693

General provisions             -              -           -       (290)           (208)      (498)

Total charge for
  impairment losses        3,287          4,573       7,860      2,708           3,487      6,195

Customers                  3,291          4,576       7,867      2,713           3,492      6,205
Banks                         (4)            (3)         (7)        (5)             (5)       (10)

8. Analysis of net fee income

                         2005 Half-year ended                   2004 Half-year ended
Figures in US$m         30Jun          31Dec        2005       30Jun          31Dec        2004

Account services        1,522          1,610       3,132       1,336          1,443       2,779
Credit facilities         504            376         880         579            600       1,179
Remittances               193            203         396         166            187         353
Cards                   1,955          2,744       4,699       1,826          2,161       3,987
Imports/Exports           357            365         722         332            360         692
Underwriting              147            127         274         117            117         234
Insurance                 558            524       1,082         499            502       1,001
Mortgage servicing rights  37             39          76          39             41          80
Trust income              108             91         199          98            105         203
Broking income            529            575       1,104         517            426         943
Global custody            310            346         656         279            285         564
Maintenance income on
  operating leases         99             81         180          95             95         190
Funds under management    874            957       1,831         792            687       1,479
Unit trusts               223            165         388         296            202         498
Corporate finance         124             87         211         100             93         193
Other                     888            768       1,656         775            752       1,527
Total fee income        8,428          9,058      17,486       7,846          8,056      15,902
Less: fees expense     (1,376)        (1,654)     (3,030)     (1,422)        (1,532)     (2,954)
Net fee income          7,052          7,404      14,456       6,424          6,524      12,948

9. Geographical distribution of results

HSBC European Operations
                                 2005 Half-year ended                   2004 Half-year ended
Figures in US$m                 30Jun         31Dec         2005       30Jun         31Dec         2004
Interest income                10,792        10,231       21,023       8,451         9,909       18,360
Interest expense               (6,059)       (6,743)     (12,802)     (4,144)       (5,118)      (9,262)
Net interest income             4,733         3,488        8,221       4,307         4,791        9,098
Fee income                      4,087         3,994        8,081       3,711         3,835        7,546
Fee expense                      (844)         (938)      (1,782)       (809)         (757)      (1,566)
Net fee income                  3,243         3,056        6,299       2,902         3,078        5,980
Trading income                  1,068         1,968        3,036         508           489          997
Net income from financial
  instruments designated at
  fair value                     (136)          498          362           -             -            -
Net investment income on
  assets backing policyholder
  liabilities                       -             -            -         130           441          571
Gains less losses from
  financial investments           209           230          439         153             1          154
Dividend income                    42            21           63         304           254          558
Net earned insurance premiums     786           813        1,599         931           944        1,875
Other operating income            731           872        1,603         541           634        1,175
Total operating income         10,676        10,946       21,622       9,776        10,632       20,408
Net insurance claims incurred
  and movement in
  policyholder's liabilities     (502)         (316)        (818)       (642)         (986)      (1,628)
Net operating income before
  loan impairment charges and
  other credit risk provisions 10,174        10,630       20,804       9,134         9,646       18,780
Loan impairment charges and
  other credit risk provisions   (933)         (996)      (1,929)       (454)         (579)      (1,033)
Net operating income            9,241         9,634       18,875       8,680         9,067       17,747
Total operating expenses       (6,364)       (6,275)     (12,639)     (5,728)       (6,300)     (12,028)
Operating profit                2,877         3,359        6,236       2,952         2,767        5,719
Share of profit in associates
  and joint ventures                9           111          120          17            20           37
Profit before tax               2,886         3,470        6,356       2,969         2,787        5,756

HSBC Hong Kong Operations
                                 2005 Half-year ended                      2004 Half-year ended
Figures in US$m                 30Jun            31Dec        2005       30Jun         31Dec        2004
Interest income                 3,168            4,251       7,419       2,424         2,709       5,133
Interest expense               (1,149)          (2,206)     (3,355)       (643)         (852)     (1,495)
Net interest income             2,019            2,045       4,064       1,781         1,857       3,638
Fee income                        976              991       1,967       1,006           958       1,964
Fee expense                      (134)            (159)       (293)       (118)         (143)       (261)
Net fee income                    842              832       1,674         888           815       1,703
Trading income                    380              166         546         380           279         659
Net income from financial
  instruments designated at
  fair value                      (21)              15          (6)          -             -           -
Net investment income on
  assets backing policyholder
  liabilities                       -                -           -          24           290         314
Gains less losses from financial
  investments                      65               43         108         110            65         175
Dividend income                    29               12          41          17            10          27
Net earned insurance premiums     866            1,468       2,334       1,063         1,184       2,247
Other operating income            423              382         805         259           277         536
Total operating income          4,603            4,963       9,566       4,522         4,777       9,299
Net insurance claims incurred
  and movement in
  policyholder's liabilities     (751)          (1,308)     (2,059)       (897)       (1,257)     (2,154)
Net operating income before
  loan impairment charges and
  other credit risk provisions  3,852            3,655       7,507       3,625         3,520       7,145
Loan impairment charges and
  other credit risk provisions    (56)             (90)       (146)        222            (2)        220
Net operating income            3,796            3,565       7,361       3,847         3,518       7,365
Total operating expenses       (1,381)          (1,486)     (2,867)     (1,241)       (1,317)     (2,558)
Operating profit                2,415            2,079       4,494       2,606         2,201       4,807
Share of profit in associates
  and joint ventures                4               19          23           3            20          23
Profit before tax               2,419            2,098       4,517       2,609         2,221       4,830


HSBC Rest of Asia-Pacific Operations

                               2005 Half-year ended                 2004 Half-year ended
Figures in US$m                 30Jun         31Dec        2005      30Jun         31Dec        2004
Interest income                 2,669         3,004       5,673      1,922         2,227       4,149
Interest expense               (1,512)       (1,749)     (3,261)      (938)       (1,151)     (2,089)
Net interest income             1,157         1,255       2,412        984         1,076       2,060
Fee income                        763           856       1,619        615           672       1,287
Fee expense                      (131)         (148)       (279)      (116)         (130)       (246)
Net fee income                    632           708       1,340        499           542       1,041
Trading income                    387           473         860        265           229         494
Net income from
  financial instruments
  designated at
  fair value                       14            44          58          -             -           -
Net investment
  income on
  assets backing
  policyholder's
  liabilities                       -             -           -          6            26          32
Gains less
  losses from
  financial
  investments                       2            16          18          4            13          17
Dividend income                     4             1           5          1             2           3
Net earned
insurance premiums                 29           126         155         57            40          97
Other operating
  income                          131           204         335         63            83         146
Total operating
  income                        2,356         2,827       5,183      1,879         2,011       3,890
Net insurance
  claims incurred
  and movement in
  policyholder's
  liabilities                     (37)         (129)       (166)       (46)          (36)        (82)
Net operating
  income before
  loan impairment
  charges and
  other credit risk
  provisions                    2,319         2,698       5,017      1,833         1,975       3,808
Loan impairment
  charges and
  other credit
  risk provision                  (23)         (111)       (134)         9           (98)        (89)
Net operating
  income                        2,296         2,587       4,883      1,842         1,877       3,719
Total operating
  expenses                     (1,264)       (1,498)     (2,762)      (967)       (1,120)     (2,087)
Operating
  profit                        1,032         1,089       2,121        875           757       1,632
Share of
  profit in
  associates and
  joint ventures                  248           205         453         94           121         215
Profit before
  tax                           1,280         1,294       2,574        969           878       1,847

HSBC North American Operations

                               2005 Half-year ended                   2004 Half-year ended
Figures in US$m                 30Jun         31Dec         2005       30Jun         31Dec        2004
Interest income                11,893        12,481       24,374      10,084        11,197      21,281
Interest expense               (3,917)       (5,570)      (9,487)     (2,632)       (3,656)     (6,288)
Net interest income             7,976         6,911       14,887       7,452         7,541      14,993
Fee income                      2,411         2,935        5,346       2,320         2,431       4,751
Fee expense                      (341)         (399)        (740)       (414)         (572)       (986)
Net fee income                  2,070         2,536        4,606       1,906         1,859       3,765
Trading income                    275           738        1,013         221           361         582
Net income from
  financial
  instruments
  designated at
  fair value                     (257)          691          434           -             -           -
Net investment income
  on assets backing
  policyholder
  liabilities                       -             -            -           -             -           -
Gains less losses
  from financial
  investments                      40            48           88          63            97         160
Dividend income                    18            24           42          16            16          32
Net earned
  insurance
  premiums                        290           312          602         267           286         553
Other operating
  income                          476           264          740         299            60         359
Total operating
  income                       10,888        11,524       22,412      10,224        10,220      20,444
Net insurance
  claims incurred
  and movement in
  policyholder's
  liabilities                    (173)         (160)        (333)       (157)         (155)       (312)
Net operating
  income before
  loan impairment
  charges and
  other credit
  risk provisions              10,715        11,364       22,079      10,067        10,065      20,132
Loan impairment
  charges and
  other credit
  risk provisions              (2,023)       (3,015)      (5,038)     (2,377)       (2,645)     (5,022)
Net operating
  income                        8,692         8,349       17,041       7,690         7,420      15,110
Total
  operating
  expenses                     (5,026)       (5,191)     (10,217)     (4,277)       (4,755)     (9,032)
Operating profit                3,666         3,158        6,824       3,413         2,665       6,078
Share of profit in
  associates and
  joint ventures                   47             1           48           4           (12)         (8)
Profit before tax               3,713         3,159        6,872       3,417         2,653       6,070

HSBC South American Operations

                               2005 Half-year ended                  2004 Half-year ended
Figures in US$m                 30Jun         31Dec        2005       30Jun         31Dec        2004
Interest income                 2,469         1,458       3,927       1,069         1,307       2,376
Interest expense               (1,664)         (513)     (2,177)       (463)         (603)     (1,066)
Net interest income               805           945       1,750         606           704       1,310
Fee income                        346           394         740         291           299         590
Fee expense                       (81)         (122)       (203)        (62)          (69)       (131)
Net fee income                    265           272         537         229           230         459
Trading income                    218           191         409          26            28          54
Net income from
  financial
  instruments
  designated at
  fair value                       46           140         186           -             -           -
Net investment
  income on
  assets backing
  policyholder's
  liabilities                       -             -           -          34            61          95
Gains less losses
  from financial
  investments                      38             1          39           -            34          34
Dividend
  income                            2             2           4           1             1           2
Net earned
  insurance
  premiums                        341           405         746         266           330         596
Other operating
  income                           38           150         188           4            24          28
Total
  operating
  income                        1,753         2,106       3,859       1,166         1,412       2,578
Net insurance
  claims incurred
  and movement in
  policyholder's
  liabilities                    (297)         (394)       (691)       (203)         (256)       (459)
Net operating
  income before
  loan impairment
  charges and
  other credit risk
  provisions                    1,456         1,712       3,168         963         1,156       2,119
Loan impairment
  charges and
  other credit
  risk provisions                (242)         (312)       (554)       (140)         (127)       (267)
Net operating
  income                        1,214         1,400       2,614         823         1,029       1,852
Total operating
  expenses                       (872)       (1,095)     (1,967)       (667)         (746)     (1,413)
Operating
  profit                          342           305         647         156           283         439
Share of profit
  in associates and
  joint ventures                    -             -           -           -             1           1
Profit before tax                 342           305         647         156           284         440



10. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 24 March 2006. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 23 March 2006 in order to receive the fourth interim dividend for 2005, which will be payable on Thursday 11 May 2006. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 24 March 2006 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 24 March 2006 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 24 March 2006 in order to receive the dividend.

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

Year end                                   31Dec05       31Dec04

Closing :       HK$/US$                      7.754         7.773
                GBP/US$                      0.581         0.517

Average :       HK$/US$                      7.778         7.789
                GBP/US$                      0.550         0.546

12. Litigation

HSBC, through a number of its subsidiaries, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

13. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial
Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither the Company nor any subsidiaries has bought, sold or redeemed any securities of the Company during the year ended 31 December 2005.

14. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2005 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

The comparative figures for the year ended 31 December 2004 are not the Group's statutory accounts for that year. The statutory accounts for the year ended 31 December 2004, which were prepared under UK GAAP, have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

15. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

16. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2005 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council. The terms of reference of the Group Audit Committee and the Remuneration Committee were modified in February 2005 to incorporate certain provisions set out in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. HSBC Holdings plc has complied throughout 2005 with all other applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2005.

The Directors of HSBC Holdings plc are:
Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, S M Robertson+, H Sohmen*, and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2005.

17. Annual Review and Annual Report and Accounts

The Annual Review 2005 and/or Annual Report and Accounts 2005 will be mailed to shareholders on or about Tuesday 4 April 2006. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Employee Communications, HSBC - North America, 2700 Sanders Road, Prospect Heights, Illinois, 60070, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

A French translation of the Annual Review may be obtained on request from HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France.

The Annual Review and Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above. Requests must be received no later than 13 March 2006.

18. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 26 May 2006 at 11 am.

Notice of the meeting will be mailed to shareholders on or about
Tuesday 4 April 2006.

19. Interim results for 2006

The interim results for the six months to 30 June 2006 will be announced on Monday 31 July 2006.

20. Proposed interim dividends for 2006

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2006 will be US$0.15 per ordinary share. The proposed timetables for the dividends in respect of 2006 are:

First interim dividend for 2006

Announcement                                                        2 May 2006

Shares quoted ex-dividend in London, Hong Kong
  and Bermuda; American Depositary Shares quoted
  ex-dividend in New York                                          17 May 2006

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders
  for one day                                                      19 May 2006

Shares quoted ex-dividend in Paris                                 22 May 2006

Payment date                                                       6 July 2006

Second interim dividend for 2006

Announcement                                                       31 July 2006

Shares quoted ex-dividend in London, Hong Kong
  and Bermuda; American Depositary Shares quoted
  ex-dividend in New York                                        16 August 2006

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders
  for one day                                                    18 August 2006

Shares quoted ex-dividend in Paris                               21 August 2006

Payment date                                                      4 October 2006

Third interim dividend for 2006

Announcement                                                     6 November 2006

American Depositary Shares quoted ex-dividend
  in New York                                                   21 November 2006

Shares quoted ex-dividend in London, Hong Kong
  and Bermuda                                                   22 November 2006

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders
  for one day                                                   24 November 2006

Shares quoted ex-dividend in Paris                              27 November 2006

Payment date                                                     18 January 2007

Fourth interim dividend for 2006

Announcement                                                        5 March 2007

Shares quoted ex-dividend in London, Hong Kong
  and Bermuda; American Depositary Shares quoted
  ex-dividend in New York                                          21 March 2007

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders
  for one day                                                      23 March 2007

Shares quoted ex-dividend in Paris                                 26 March 2007

Payment date                                                         10 May 2007

21. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

22. For further information contact:

London                                       Hong Kong
Michael Broadbent                            David Hall
Director of Group Corporate Affairs          Head of Group Public Affairs (Asia)
Telephone: +44 20 7991 8980                  Telephone: +852 2822 1133

Richard Beck                                 Gareth Hewett
Head of Group External Relations             Senior External Relations Manager
Telephone: +44 20 7991 0633                  Telephone: +852 2822 4929

Patrick McGuinness
Senior Manager Investor Relations
Telephone: +44 20 7992 1938

Chicago                                      Paris
Lisa Sodeika                                 Chantal Nedjib
Executive Vice President,                    Managing Director,
Corporate Affairs                            Corporate Communications
Telephone: +1 847 564 6394                   Telephone: +33 1 40 70 7729

Linda Recupero                               Gilberte Lombard
Executive Vice President,                    Investor Relations Director
Group Public Affairs                         Telephone: +33 1 40 70 2257
Telephone: +1 212 525 3800






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 March, 2006